UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Rule 14d-101)

Solicitation/Recommendation Statement

Under Section 14(d)(4) of the Securities Exchange Act of 1934

(Amendment No. 1)

CORIUM INTERNATIONAL, INC.

(Name of Subject Company)

CORIUM INTERNATIONAL, INC.

(Name of Person Filing Statement)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

21887L107

(CUSIP Number of Class of Securities)

Peter D. Staple

Chief Executive Officer

Corium International, Inc.

235 Constitution Drive

Menlo Park, California 94025

(650) 298-8255

(Name, address and telephone number of person authorized to receive notices and communications on behalf of the persons filing statement)

With copies to:

David K. Michaels, Esq. Robert A. Freedman, Esq. Ethan A. Skerry, Esq. Lara E. Foster, Esq. Fenwick & West LLP 801 California Street Mountain View, CA 94041 (650) 988-8500	Robert S. Breuil Chief Financial Officer Corium International, Inc. 235 Constitution Drive Menlo Park, California 94025 (650) 298-8255

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 1 (“Amendment No. 1”) amends and supplements Item 8 and Item 9 in the Solicitation/Recommendation Statement on Schedule 14D-9 filed by Corium International, Inc. (the “Company” or “Corium”) with the Securities and Exchange Commission on October 26, 2018 (as amended and supplemented from time to time, and including the documents annexed thereto or incorporated therein the “Schedule 14D-9”). The Schedule 14D-9 relates to the tender offer (the “Offer”) by Gurnet Merger Sub, Inc. (“Merger Sub”), a Delaware corporation and wholly-owned direct subsidiary of Gurnet Holding Company (“Parent”), a Delaware corporation, to purchase any and all of the shares of Corium’s outstanding common stock, par value $0.001 (the “Shares” and each, a “Share”), at a purchase price of (i) $12.50 per Share in cash, before deduction of applicable withholding taxes and without interest, plus (ii) one non-transferable contingent value right per Share, which represents the contractual right to receive $0.50 per share in cash, before deduction of applicable withholding taxes and without interest, following approval by the FDA of the New Drug Application for Corplex Donepezil on or prior to March 31, 2020, as described further in and subject to the conditions set forth in a Contingent Value Rights Agreement, and all upon the terms and subject to the conditions set forth in the Agreement and Plan of Merger, dated as of October 11, 2018, by and among Corium, Parent and Merger Sub, the Offer to Purchase, dated October 26, 2018, the related Letter of Transmittal and the Notice of Guaranteed Delivery.

Except as otherwise set forth below, the information set forth in the Schedule 14D-9 remains unchanged and is incorporated herein by reference as relevant to items in this Amendment No. 1. Capitalized terms used but not otherwise defined herein have the meanings ascribed to such terms in the Schedule 14D-9.

Item 8. Additional Information.

Item 8 of the Schedule 14D-9 is hereby amended and supplemented by inserting after the subsection titled “Annual and Quarterly Reports” a new subsection entitled “Certain Litigation” and the disclosure set forth below:

“On October 29, 2018, Elaine Wang, a purported stockholder of Corium, filed a putative securities class action complaint in the United States District Court for the Northern District of California against Corium and the individual members of the Board, captioned Wang v. Corium International, Inc.., et. al., Case No. 4:18-cv-06590-JSW (the “Wang Complaint”). On November 2, 2018, Jay Schwartz, a purported stockholder of Corium, filed a putative securities class action complaint in the United States District Court for the Northern District of California against Corium and the individual members of the Board, captioned Schwartz v. Corium International, Inc., et al., Case No. 3:18-cv-06670-LHK (the “Schwartz Complaint” and together with the Wang Complaint, the “Complaints”). The Wang Complaint asserts that Corium and certain of its directors violated sections 14(e), 14(d)(4), and 20(a) of the Exchange Act by making untrue statements of material fact and omitting certain material facts related to the Transactions in this Schedule 14D-9. The Schwartz Complaint asserts that Corium and certain of its directors violated sections 14(e) and 20(a) of the Exchange Act by making untrue statements of material fact and omitting certain material facts related to the Transactions in this Schedule 14D-9. The Complaints seek, among other things, an order enjoining defendants from consummating the Transactions, money damages and an award of attorneys’ and experts’ fees.

The foregoing description is qualified in its entirety by reference to the Wang Complaint and Schwartz Complaint, which are attached as Exhibit (a)(5)(B) and Exhibit (a)(5)(C) to this Amendment No. 1, respectively.”

Item 9. Exhibits.

Item 9 of the Schedule 14D-9 is hereby amended and supplemented to add the following to the list of Exhibits immediately following the Exhibit listed as Exhibit (a)(5)(A):

(a)(5)(B)

Class Action Complaint as filed October 29, 2018 (Wang v. Corium International, Inc., et. al., Case No. 4:18-cv-06590-JSW) (incorporated by reference to Exhibit (a)(5)(A) to Amendment No. 1 to the Tender Offer Statement on Schedule TO filed with the SEC on November 5, 2018).

(a)(5)(C)

Class Action Complaint as filed November 2, 2018 (Schwartz v. Corium International, Inc., et. al., Case No. 3:18-cv-06670-LHK) (incorporated by reference to Exhibit (a)(5)(B) to Amendment No. 1 to the Tender Offer Statement on Schedule TO filed with the SEC on November 5, 2018).

(a)(5)(D)	Equity Notice distributed to Corium’s employees on November 5, 2018.

Additional Information and Where to Find It

This communication is not a recommendation or an offer to purchase or a solicitation of an offer to sell shares of the Company. On October 26, 2018, the Company filed with the SEC a Solicitation/Recommendation Statement on Schedule 14D-9 relating to the tender offer. These documents, as they may be amended from time to time, contain important information about the tender offer and stockholders of the Company are urged to read them carefully. Stockholders of the Company may obtain a free copy of these documents at the website maintained by the SEC at www.sec.gov. In addition, the Solicitation/Recommendation Statement and the other documents filed by the Company with the SEC are available to all stockholders of the Company free of charge at http://ir.coriumgroup.com/investor-relations.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

CORIUM INTERNATIONAL, INC.

Date: November 5, 2018	By:	/s/ Peter D. Staple
Peter D. Staple
Chief Executive Officer